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                            February 14, 2023

       Jianjun Zhong
       President and Chief Executive Officer
       Kenongwo Group US, Inc.
       Yangjia Group, Xiaobu Town
       Yuanzhou District, Yichun City
       Jiangxi Province, China 336000

                                                        Re: Kenongwo Group US,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
February 2, 2023
                                                            File No. 333-239929

       Dear Jianjun Zhong:

              We have reviewed your February 2, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 9, 2022 letter.

       Correspondence filed January 13, 2023

       Item 1. Business, page 1

   1. We note your response to our prior comment 1 and reissue. At the onset of Part I, please disclose prominently
that you are not a Chinese operating company but a Nevada holding company with operations
conducted by your subsidiary in China.
 Jianjun Zhong
FirstName
Kenongwo LastNameJianjun
           Group US, Inc. Zhong
Comapany14,
February   NameKenongwo
            2023          Group US, Inc.
February
Page  2 14, 2023 Page 2
FirstName LastName
2. We note your response to our prior comment 2 and reissue it in part. Provide prominent disclosure about the legal and operational risks associated with being based in or having
         the majority of the company   s operations in China. We also note your
statements in your
         response to comment 2 that    [y]our research direction is beneficial
to Chinese agriculture
         and even the world   s agriculture    and that    [y]our company   s
products are not only
         welcomed by [y]our customers, but also supported and helped by the local government in
         China.    Please explain the basis of each of these claims.
Furthermore, please clarify how
         your research is    beneficial to Chinese agriculture    as well as
how your products are
            supported and helped by the local government in China.
3. We note your response to our prior comment 3 and reissue. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on
         December 16, 2021 and whether and how the Holding Foreign Companies Accountable
         Act and related regulations will affect your company.
4. We note your response to our prior comment 4 and resissue in part. Please provide a clear description in Item 1 of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiary, and direction of transfer. Quantify any dividends or distributions that the subsidiary have made to the holding company, and its tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities and across borders. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company.
5. We note your response to our prior comment 5 and reissue. Disclose each permission or approval that you or your subsidiary are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) in
         particular, or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. If you or your subsidiary are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer securities to foreign investors, then please revise to state this explicitly. If you are not required to obtain permissions requirements or approvals from the CSRC and CAC or any other governmental agency please revise to state this explicitly. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please note that (ii) and (iii) must be disclosed regardless of whether or not you currently hold permissions or approvals.
 Jianjun Zhong
Kenongwo Group US, Inc.
February 14, 2023
Page 3
Item 1A. Risk Factors, page 11

6. We note your response to our prior comment 6 and reissue. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the
         majority of the company   s operations in China poses to investors. In
particular, describe
         the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless
7.       We note your response to our prior comment 7 and reissue it. Given the
Chinese
         government   s significant oversight and discretion over the conduct
of your business,
         please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the
         Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. We note your statements that "[y]our company is doing the right thing" and "[y]our company is not contrary to China's national policy." Please revise to provide your basis for these statements.
9. We note your response to our prior comment 8 and reissue it. In light of recent events indicating greater oversight by the Cyberspace Administration of China
(CAC) over data
       security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your ability to
FirstName LastNameJianjun Zhong
       offer securities to investors and to what extent you believe that you are compliant with the
Comapany    NameKenongwo
       regulations or policiesGroup   US,been
                                that have  Inc. issued by the CAC to date. If
you do not believe you
       are14,
February   subject
              2023to  CAC
                    Page 3 oversight, please revise your disclose to state so explicitly.
FirstName LastName
 Jianjun Zhong
FirstName
Kenongwo LastNameJianjun
           Group US, Inc. Zhong
Comapany14,
February   NameKenongwo
            2023          Group US, Inc.
February
Page  4 14, 2023 Page 4
FirstName LastName
General

10. We note your response to our prior comment 10. In your discussion of the enforceability of civil liabilities against foreign persons please revise to explicitly address judgments obtained in U.S. courts as required by Item 101(g)(1)(ii) and (iii) of Regulation S-K, as
         required by Item 1 of Form 10-K.
11. With respect to your disclosure regarding all risks related to doing business in China, please ensure that your disclosure does not suggest there are mitigating factors regarding the nature of your relationship with the Chinese government, the manner in which you are regulated, or the degree to which your operations could be affected by economic, industrial, or other policies in China.
       You may contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      John Lowy, Esq.